

10030584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hallmark Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

420 Lexington Avenue Suite 800
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dash — 866-542-5562 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewett, Schwartz, Wolfe and Associates
(Name – *if individual state last, first, middle name*)

200 S. Park Road, Suite 150	Hollywood	Florida	33021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Dash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hallmark Investments, Inc.**, (a wholly-owned subsidiary of Hallmark Investments Holding Corporation) as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature



Title



Notary Public

Notary Public, State of New York
No. 02KA4757779
Qualified in New York County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 28 2010
WASH., D.C.
193
SECTION

AGREED-UPON PROCEDURES
RELLATED TO
AN ENTITY'S SIPC
ASSESSMENT RECONCILATION
AS REQUIRED UNDER SEC RULE 17a-5(e) 4

JSW JEWETT SCHWARTZ WOLFE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Hallmark Investments, Inc.
(A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hallmark Investments, Inc. (A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hallmark Investments, Inc. (A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation) compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hallmark Investments, Inc. (A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation) management is responsible for the Hallmark Investments, Inc. (A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries nothing no differences.
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 nothing no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers nothing no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments nothing no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed nothing no differences.

200 SOUTH PARK ROAD, SUITE 150 • HOLLYWOOD, FLORIDA 33021 • MAIN 954.922.5885 • FAX 954.922.5957 • WWW.JSW-CPA.COM
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of the SEC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jewett, Schwartz, Wolfe & Assoc CPA's

Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida
May 17, 2010

HALLMARK INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HALLMARK INVESTMENTS HOLDING CORPORATION)

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

INDEX

FINANCIAL STATEMENTS:

SUPPLEMENTARY INFORMATION:

JSW JEWETT
SCHWARTZ
WOLFE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hallmark Investments, Inc.
(A wholly-owned subsidiary of Hallmark Investments Holdings Corporation)

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc. (A wholly-owned subsidiary of Hallmark Investments Holdings Corporation) (the "Company") as of December 31, 2009 and the related statements of operations statement of changes in shareholders' equity and statement of cash flows for the year ended December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hallmark Investments, Inc. (A wholly-owned subsidiary of Hallmark Investments Holdings Corporation) as of December 31, 2009, and the results of their operations and cash flows for the year then ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in the schedules presented on pages 20, 21 and 22 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

200 SOUTH PARK ROAD, SUITE 150 • HOLLYWOOD, FLORIDA 33021 • MAIN 954.922.5885 • FAX 954.922.5957 • WWW.JSW-CPA.COM
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of the SEC

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has liquidity concerns and has incurred an accumulated deficit approximately $1.5M as of the year ended December 31, 2009. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jewett, Schwartz, Wolfe & Assoc CPA's

Jewett, Schwartz, Wolfe & Associates
Hollywood, Florida
May 17, 2010

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	2,805
Deposit held at clearing broker		50,000
Receivable from clearing broker		153,934
Loans receivable,net		701
Prepaid expenses		46,149
TOTAL CURRENT ASSETS		253,589
PROPERTY & EQUIPMENT, NET		7,268
TOTAL ASSETS	$	260,857

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable, accrued expenses, and other liabilities	$	96,485
Commissions payable		41,080
TOTAL CURRENT LIABILITIES		137,565
TOTAL LIABILITIES		137,565
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock--no par value, 200 shares authorized, issued and outstanding and additional paid-in captial		1,678,027
Accumulated deficit		(1,554,735)
TOTAL SHAREHOLDERS' EQUITY		123,292
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	260,857

The accompanying notes are an integral part of these financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 1,229,296
Private placement income	156,398
Interest	18,516
Client transaction service fee income	313,007
Other revenue	6,480
Total revenues	1,723,697
EXPENSES:	
Employee compensation and benefits	1,467,251
Clearing charges	142,550
Communications	25,405
Customer settlements	7,000
Professional fees	74,530
Regulatory fees and expenses	38,482
Other operating expenses	411,902
Total expenses	2,167,120
NET LOSS BEFORE INCOME TAXES	(443,423)
Provision (benefit) for income taxes	-
NET LOSS	$ (443,423)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC AND DILUTED	200
LOSS PER COMMON SHARE BASIC AND DILUTED	$ (2,217)

The accompanying notes are an integral part of these financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	CAPITAL	DEFICIT	EQUITY
Balance - January 1, 2009	200	$ -	$ 1,167,152	$ (1,111,312)	$ 55,840
Additional Capitalization	-	-	510,875	-	510,875
Net Loss	-	-	-	(443,423)	(443,423)
Balance - December 31, 2009	200	$ -	$ 1,678,027	$ (1,554,735)	$ 123,292

The accompanying notes are an integral part of these financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (443,423)
Adjustment to reconcile net loss to net cash in operating activities:	
Depreciation	1,246
Changes in operating assets and liabilties:	
Increase in receivable from clearing broker	(56,178)
Increase in loans receivable	(701)
Increase in prepaid expenses	(15,283)
Increase in accounts payable, accrued expenses and other liabilities	26,504
Increase in commissions payable	(23,581)
Net cash used in operating activities	(511,416)
CASH FLOW FROM INVESTING ACTIVITIES	
Net cash used in investing activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from additional capitalization	510,875
Net cash provided by financing activities	510,875
Net decrease in cash	(541)
CASH AT JANUARY 1, 2009	3,346
CASH AT DECEMBER 31, 2009	$ 2,805
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements

Hallmark Investments, Inc.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
Notes to Financial Statements
December 31, 2009

NOTE 1 - DESCRIPTION OF BUSINESS

Hallmark Investments, Inc. (the "Company") was incorporated in the State of New York on September 21, 2001. The Company is a wholly owned subsidiary of Hallmark Investments Holding Corporation ("the Parent"). The Company is a fully disclosed broker/dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., engaged in the business of selling and brokering security transactions for clients and investors. The Company commenced operations on September 12, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* effective for the periods ending September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting principles and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statement are referenced accordingly.

Basis of Presentation

The accompanying financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern.

Going Concern

The Company incurred losses from operations of $443,423 for the year ended December 31, 2009 and recorded an accumulated deficit of approximately $1.5M. In this regard, Management is planning to raise any necessary additional funds to meet working capital needs and decrease its operating costs. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the Parent and other related parties.

Due to the Company's financial conditions, the report of the Company's independent registered accounting firm on the Company's December 31, 2009 financial statements included, an explanatory paragraph indicating that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009.

Furniture and Equipment

Equipment was recorded on the basis of original cost less allowances for depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

Revenue Recognition of commission income

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Receivable from clearing broker

Clearing broker receivable are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payments with approximately 5 business days of trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged the Company, and to its customers for broker securities transactions. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Therefore no allowance for doubtful accounts has been recorded as of December 31, 2009. Commissions receivable as of December 31, 2009 were $153,934, as of the date of the report all amounts were collected.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair Value Measurement

Fair value of certain of the Company's financial instruments including cash and cash equivalents, receivable from clearing broker, commission payable, accounts payable, accrued expenses and other accrued liabilities approximate cost because of their short-term maturities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure" which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or an in-exchange valuation premise. The fair value of a liability should reflect the risk of nonperformance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair Value Measurement - continued

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earning are reported in the statement of operations.

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2009.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and that are not held for sale in the ordinary course of business.

Loss per share

Basic loss per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Income Taxes

In accordance with ASC 740, *Income Taxes,* the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities.

The Company files a separate tax return apart from its parent for federal, state and local purposes The company has NOL carry forward of approximately $1,653,000.

The Company accounts for income taxes under ASC 740, *Income Taxes*. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 –RECEIVABLES AND DEPOSITS WITH CLEARING ORGANIZATIONS

In accordance with the terms of its clearing arrangement, the Company is required to maintain a balance of at least $50,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

The Company has a deposit, which is interest earning, retained by its clearing broker-dealer as part of the clearing arrangement and to offset any unsecured customer debits.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

The Company clears all of its customer securities transactions through another broker/dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

NOTE 4 –RELATED PARTY TRANSACTIONS

The Company rents office space on a month- to-month basis from Hallmark Securities, Inc., (Hallmark Securities) a company related through common ownership. Total rent expense, relating to the office lease, amounted to $149,401 for the year ended December 31, 2009. Although a formal lease does not exist between the Company and the related company the annual rent expense is anticipated to be $155,000 under the month-to-month lease arrangement.

Hallmark Investments, Inc.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
Notes to Financial Statements
December 31, 2009

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

	Estimated Useful Life (Years)		
Computers & Furniture	5	$	13,306
Less: accumulated depreciation			(6,038)
		$	7,268

Depreciation expense for the year ended December 31, 2009 was $1,246.

NOTE 6 – INCOME TAXES

At December 31, 2009, the Company had net deferred tax assets of $542,000. The Company has provided a valuation allowance, against the full amount of its deferred tax asset, since the likelihood of realization cannot be determined. As of December 31, 2009 the valuation allowance increased by $200,200.

Significant components of the Company's deferred tax assets as of December 31, 2009 are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	542,000
Less valuation allowance		(542,000)
Net deferred tax assets	$	-

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2009:

Tax benefit at federal statutory rate	$	189,700
Tax benefit state (net of federal)		32,500
Permanent differences		(22,000)
Increase in valuation allowance		(200,200)
Provision for income taxes	$	-

NOTE 6 – INCOME TAXES – (continued)

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.0%
State income taxes and other	8.9%
Combined statutory income tax rate	34.9%
Valuation allowance	(34.9%)
Effective tax rate	-

These carry-forwards are subject to possible limitation on annual utilization if there are "equity structural shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code). The Company has approximately $1,653,000 in federal and state net operating losses. Those carryovers expire in 2025, 2026 and 2027.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $69,174 which was $60,003, in excess of its required net capital of $9,171. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 199%.

NOTE 8 – EQUITY

During the year ended December 31, 2009 the Company received a capital contribution totaling $510,875 from their parent company Hallmark Investment Holdings Corporation. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the Parent and other related parties.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan for the benefit of its employees. Employees of the Company may participate in the plan, whereby employees may elect to make contributions. The Company does not make any contributions to the plan.

NOTE 10 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2009, various customers have instituted arbitration proceedings against the Company.

GunnAllen vs. Hallmark Investments, Inc.
In December 2005, Hallmark Investments, Inc. commenced an NASD (n/k/a FINRA) arbitration proceeding against GunnAllen. Hallmark Investments, Inc, by prior counsel, asserted three claims in the proceeding: (1) unpaid commissions, (2) wrongful termination, and (3) defamation. GlennAllen filed an Answer and asserted a counterclaim alleging: (1) breach of contract, (2) conversion, and (3) "money had and received". The damages alleged to have been incurred by GunnAllen on its three counterclaims are, respectively, $200,000, $78,000 and $105,000.

Hallmark Investments, Inc. believes that the counterclaims asserted buy GunnAllen are wholly without merit and it intends to vigorously defend against these counterclaims proceedings. Further, Hallmark Investments, Inc. believes it will prevail and recover damages from GunnAllen and GunnAllen will not be awarded any damages.

Currently, a Pre-Hearing Conference with the FINRA panels of arbitrators is scheduled to take place at the end of May, 2010. At that point in time outstanding discovery issues will be addressed and hearing dates will be set.

Andrew Garret, Inv. vs. Hallmark Investments, Inc.
In September 2006, an award was issued by a panel of arbitrators rendering Hallmark Securities, Inc. (not Hallmark Investments, Inc.) liable to Andrew Garrett, Inc. ("Garrett") in the amount of $124,876. In December 2006, Garrett filed a motion with the New York State Supreme Court to confirm the award and have Judgment dated against Hallmark Securities, Inc. ("Securities"). By Decision, Order and Judgment dated August 22, 2007, and separate Opinion dated August 23, 2007 (Braun, J.) the Supreme Court granted Garrett's application to confirm the Award against for the entry of Judgment against Securities (not Hallmark Investments, Inc.).

NOTE 10 - COMMITMENTS AND CONTINGENCIES- (continued)

Andrew Garret, Inv. vs. Hallmark Investments, Inc. (continued)
In February 2008, Garrett filed another motion with the New York State Supreme Court, requesting that Hallmark Investments, Inc. be substituted for Securities on the award rendered by the arbitrators and on the Judgment entered by the Supreme Court in August 2007. By decision and order dated August 5, 2008, and separate Opinion dated August 6 2008, Opinion, the Supreme Court (Braun, J.) denied Garret's motion.

Notwithstanding applicable FINRA ruled, in September 2008, Garrett made a motion to FINRA to re-open the arbitration proceeding commenced by Garrett against Securities. Garrett's motion asked the arbitration panel "amend its September 2006 award and change the name of the respondent "Hallmark Securities, Inc." to "Hallmark Investments, Inc." In September, 2008 Securities submitted a letter to FINRA, pointing out that under the applicable rule, FINRA Rule 10329, Garrett's motion was untimely be two years, and therefore, the arbitrators did not even have authority to consider Garrett's motion. Additionally, the letter noted that the arbitration award had already been confirmed against Securities, and not Hallmark Investments, Inc., by the New York State Supreme Court.

In December 2008, the arbitrators issued a modified Award. The modified Award, without a word of justification, simply added Hallmark Investments, Inc. to the caption of the proceeding along with Securities.

In view of the arbitrators' action, which was in contravention of FINRA's own rules, New York's Civil Practice Law and Rules, and the August 2007 Judgment of the New York State Supreme Court, Hallmark Investments, Inc. filed a Petition with the Supreme Court to vacate the modified Award for improperly including Hallmark Investments, Inc. The Petition by Hallmark Investments, Inc. is currently *sub judice* before the Supreme Court. Hallmark Investments, Inc. is confident that the Supreme Court will not let the modified award stand against it.

Frank Savino vs. Hallmark Investments, Inc., Mr. Dash and Mr. Zipkin
Frank Savino, an individual, commenced a FINRA arbitration proceeding against Hallmark Investments, Inc., Steven Dash and Stephen Zipkin. The gist of Savino's claim is that the activity in his account was unsuitable. More specifically, Savino alleges that the active trading in his account during a six month period was inappropriate. However, Savino actively traded his own account prior to transferring it to Hallmark Investments, Inc. Savino's claim does not specify the amount of damage he claims to have suffered. Hallmark Investments, Inc. intends to vigorously defend these proceedings (hearings are currently scheduled for June 2010). Moreover, Hallmark Investments, Inc believes it will prevail and Savino will not be awarded any damages.

NOTE 10 - COMMITMENTS AND CONTINGENCIES- (continued)

Roth vs. Hallmark Investments, Inc. and Mr. Dash
The Roth law firm filed a suit against Hallmark Investments, Inc. and Steven Dash, jointly and severally, alleging that the sum of $11,898.43 was due and owing. Hallmark Investments, Inc. believes that the suit is without merit and intends on vigorously defending these proceedings (currently, the matte is in discovery stage). Further, Hallmark Investments, Inc. believes that it will prevail and The Roth Law Firm will not be awarded any damages.

Other procedures
In an unrelated FINRA enforcement proceeding, the Company is accused of violating NASD Membership, Registration and Conduct rules in connection with monies raised from investors prior to the forming of the broker/dealer, and alleged failure to file an application with FINRA for approval of a change of ownership.

Management is contesting all cases vigorously. Management feels that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

Operating leases:

The Company's principal executive office located at 420 Lexington Avenue New York NY. The Company has no formal rental agreement and rents office space on a month-to-month basis from Hallmark Securities, Inc. a company related through common ownership (See Note 4). Total rent expense for the year was $149,401. The Hallmark Securities lease agreement matures in 5 years July 31, 2014.

The Hallmark Securities lease payment commitment over the next five years is as follows:

	2010	2011	2012	2013	Beyond	Total
Facility Leases:						
New York (Office)	$ 153,045	$ 156,488	$ 160,009	$ 163,610	$ 167,291	$ 800,443

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE 12 – SUBSEQUENT EVENTS

Hummell vs. Hallmark Investment, Inc.
In January 2010, Hallmark Investments, Inc. settled the matter with Hummell. The gist of Hummell's claim was that the activity in his account was unsuitable, and he suffered losses of approximately $46,000. The Company settled for $20,000, an amount which was less than it would have cost Hallmark Investments, Inc. to successfully defend the case.

GunnAllen vs. Hallmark Investments, Inc.
As of the date of the Report, the Pre-Hearing Conference with the FINRA panels of arbitrators has not taken place. At that point in time outstanding discovery issues will be addressed and hearing dates will be set.

The Company evaluated subsequent events through the report date of May 17, 2010.

Supplementary Information

HALLMARK INVESTMENTS CORPORATION
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Total shareholders' equity		$	123,292
Deductions and/or charges			
Non-allowable assets:			
Employee advances	4,201		
Prepaid expenses	42,649		
Property and equipment, net of accumulated depreciation	7,268		54,118
Net capital before haircuts on securities positions			69,174
Less: Haircuts on securities			
(computed where applicable, pursuant to rule 15c3-1(f))			
	-		-
NET CAPITAL		$	69,174
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Net capital required (greater of a or b)		$	9,171
a. Minimum net capital required (6-2/3% of aggregate indebtedness)		$	9,171
b. Minimum dollar amount of net capital required		$	5,000
Excess Net Capital		$	60,003
Excess in Net Capital at 1000%		$	55,418
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):			
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$	33,658
Net increase in allowable assets			40,516
Increase in aggregate indebtedess			(5,000)
Net capital per above		$	69,174

The accompanying notes are an integral part of these financial statements

HALLMARK INVESTMENTS CORPORATION
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition				
Accounts payable, accrued expenses and other liabilities	$	96,485		
Commissions payable		41,080		137,565
Items included in statement of financial condition Contingencies				-
Total aggregate indebtredness			$	137,565
Ratio of aggregate indebtedness to net capital				1.99

The accompanying notes are an integral part of these financial statements

HALLMARK INVESTMENTS CORPORATION
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2009

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Hallmark Investments Corporation (A wholly-owned subsidiary of Hallmark Investment Holding (Corporation) qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Hallmark Investments, Inc.
(A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Hallmark Investments, Inc. (A Wholly-owned subsidiary of Hallmark Investments Holdings Corporation) (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principle. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Jewett, Schwartz, Wolfe & Associates

Jewett, Schwartz, Wolfe & Assoc. CPA's

Hollywood, Florida

May 17, 2010